UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CARBONITE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number)

R. Scott Turicchi

President and Chief Financial Officer

j2 Global, Inc.

6922 Hollywood Blvd., Suite 500

Los Angeles, California 90028

(323) 860-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 5 Pages

1	Names of Reporting Persons j2 Global, Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,539,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,539,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,539,920
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.42%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by j2 Global, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on November 5, 2012, as amended (the “Statement”), related to the Common Stock, par value $0.01 per share (the “Shares”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Two Avenue de Lafayette, Boston, Massachusetts 02111.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On March 3, 2015, j2 submitted to the Issuer a notice of its intent (the “Notice”) to nominate three individuals (the “Nominees”) for election to the Issuer’s board of directors at the 2015 annual meeting of stockholders of the Issuer (the “Annual Meeting”). The Notice also disclosed j2’s intent to solicit proxies from the stockholders of the Issuer to elect the Nominees. The foregoing description of the Notice is qualified in its entirety by reference to the full text of the Notice, a copy of which is attached hereto as Exhibit I and incorporated herein by reference.

j2 nominated Douglas Y. Bech, Robert J. Cresci and William Brian Kretzmer, all current independent directors of j2, for the three director positions replacing the directors whose terms are expiring at the Annual Meeting. If elected, j2 expects that its nominees, while mindful of and subject to their fiduciary duties to the Issuer, will support the pursuit of the sale process through to its conclusion to the highest bidder.

Item 7.	Material to be Filed as Exhibits.

Exhibit I – Notice

Additional Information

In connection with the nomination of the nominees to the board of directors of Carbonite, j2 intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. INVESTORS AND STOCKHOLDERS OF CARBONITE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of these documents (if and when available) and other documents filed with the SEC by j2 through the web site maintained by the SEC at http://www.sec.gov. The proxy statement and other relevant documents may also be obtained for free by directing a request to j2’s Secretary at 6922 Hollywood Boulevard, 5th Floor, Los Angeles, California 90028.

j2 and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proxy contest for the election of directors to the Board of Directors of Carbonite. Information regarding the names and interests in Carbonite of j2 and such participants in any solicitation of Carbonite stockholders will be available in the proxy statement to be filed with the SEC by j2. Additional information is available in the statement on Schedule 13D with respect to Carbonite filed with the SEC by j2 on November 5, 2012, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2015	j2 GLOBAL, INC.

	By:	/s/ R. Scott Turicchi
	Name:	R. Scott Turicchi
	Title:	President and Chief Financial Officer